Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to Registration Statement (Form S-3/A) and related Prospectus of BRT Realty Trust for the registration of common shares of beneficial interest that shall have an aggregate offering price not to exceed $50,000,000 and to the incorporation by reference therein of our reports dated December 10, 2008, with respect to the consolidated financial statements and schedules of BRT Realty Trust and Subsidiaries, and the effectiveness of internal control over financial reporting of BRT Realty Trust and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended September 30, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York
August 11, 2009